UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 11

Under the Securities Exchange Act of 1934

Globalstar, Inc.
(Name of Issuer)

Voting Common Stock, par value $0.0001 per share
(Title of Class of Securities)

378973408
(CUSIP Number)

Arthur McMahon III, Esq.
Taft Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, OH 45202
(513) 357-9607
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FL Investment Holdings LLC (fka Globalstar Holdings, LLC)
41-2116509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 640,750
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 640,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

640,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.04% (See Item 5.)

14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thermo Funding II LLC
46-3451635

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,043,143,105
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER
1,043,143,105

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,043,143,105

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
See Item 5.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.02% (See Item 5.)

14	TYPE OF REPORTING PERSON*

OO

 CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Globalstar Satellite, LP
33-1077009

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 618,558

	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 618,558

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,558

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.04% (See Item 5.)

14	TYPE OF REPORTING PERSON*

 PN

CUSIP No. 378973408

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James Monroe III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,044,708,814
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,044,708,814

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,044,708,814

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☒
See Item 5.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

63.12% (See Item 5.)

14	TYPE OF REPORTING PERSON*

IN

FL Investment Holdings LLC, Thermo Funding II LLC, Globalstar Satellite, L.P. and James Monroe III (including a trust controlled by him) are sometimes collectively referred to as “Thermo” or the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. Unless otherwise noted, references to the Company’s Common Stock refers to the Company’s Voting Common Stock.

This filing amends the Schedule 13D Amendment Number 10 filed January 4, 2019 to amend Items 3 through 5 as follows:

Item 3.	Source and Amount of Funds or Other Considerations.

Since the filing of the Reporting Persons’ Schedule 13D Amendment Number 10 in January 2020, the Reporting Persons acquired securities as set forth in Item 5.  The securities were acquired upon the conversion of debt obligations of the Issuer owed to a reporting person.

Item 4.	Purpose of Transaction.

Since the Company’s initial public offering in November 2006, Thermo has been the Company’s controlling stockholder and source of a significant portion of funding. In addition, Mr. Monroe served as the Company’s Chairman from April 2004 to September 2018, has served as the Company’s Executive Chairman since September 2018, and, except from July 2009 to July 2011, served as the Company’s Chief Executive Officer from January 2005 to September 2018.

As previously disclosed, the Company executed a new second lien term loan facility and the Fourth Global Amendment and Restatement Agreement in November 2019. In connection with these financing negotiations, Thermo agreed to convert the Company’s obligations under its existing 2009 Thermo loan agreement, as amended (the “Old Thermo Loan Agreement”), in early 2020. On February 19, 2020, the outstanding principal balance due under the Old Thermo Loan Agreement of $137,366,070 was converted into the Company’s voting common stock, par value $0.0001 per share (the “Common Stock”) at a conversion price of $0.68635 per share. Thermo received a total of 200,139,972 shares of Common Stock upon conversion.

The Reporting Persons considered the Common Stock to be an attractive investment at the price levels at which they acquired the shares of Common Stock. The Reporting Persons may acquire additional shares of Common Stock in the future.

Except as set forth in this Item 4, Thermo does not have any plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporation transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)	Any other material change in the issuer’s business or corporate structure;

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

In the ordinary course of strategic planning for the Company, the Board of Directors and the management team have discussed, and in the future may discuss, some or all of the items listed in (a) through (j) above. Mr. Monroe participates in those discussions as Chairman of the Board.

Item 5.	Interest in Securities of Issuer.

The calculations of percentages in this Schedule 13D, Amendment No. 11 are based on the number of shares of Common Stock (1,455,106,646 shares) outstanding on December 31, 2019 plus (i) the shares issued to the Reporting Persons in the transaction described in Item 4 and (ii) the shares that may be issued to the Reporting Persons within 60 days upon the exercise of options and warrants.

FL Investment Holdings LLC (FKA Globalstar Holdings, LLC)

(a)	See page 2, nos. 11 and 13.
(b)	See page 2, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Thermo Funding II LLC

(a)	See page 3, nos. 11 and 13.
(b)	See page 3, nos. 7-10.
(c)	The only acquisition by Thermo Funding II LLC since the Reporting Persons’ most recent filing of Schedule 13D is as follows:
February 19, 2020	200,139,972 shares of Common Stock acquired upon the upon the conversion of debt obligations of $137,366,069.83 at a conversion price of $0.68635 per share (see Item 4).

(d)	None.
(e)	Not Applicable.

Globalstar Satellite, L.P.

(a)	See page 4, nos. 11 and 13.
(b)	See page 4, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

James Monroe III

(a)	See page 5, nos. 11 and 13.
(b)	See page 5, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 24, 2020

FL INVESTMENT HOLDINGS LLC

By:	/s/*
James Monroe III, Manager
Dated: February 24, 2020

THERMO FUNDING II LLC

By:	/s/*
James Monroe III, Trustee of Sole Member
Dated: February 24, 2020

GLOBALSTAR SATELLITE, L.P.

By:	/s/*
James Monroe III, President of General Partner
Dated: February 24, 2020

/s/*
James Monroe III
Dated: February 24, 2020

* By Arthur McMahon III, Attorney-in-Fact

/s/ Arthur McMahon III
Arthur McMahon III
Dated: February 24, 2020